EXHIBIT 99

2023 LETTER TO SHAREHOLDERS

To our Shareholders:

2022 represented a year of continued transformation and focus on our core operations for ongoing long-term growth and shareholder value creation.

Net Sales from continuing operations for 2022 of $279 million increased 13% compared to 2021 net sales from continuing operations of $246 million, benefitting from increased demand across our commercial vehicle and industrial markets. Like many businesses, we experienced supply chain disruptions, material cost increases, and increasing freight costs. We were able to partially mitigate these cost increases through timely pricing and cost recovery actions. In addition, we also reduced late deliveries and our order backlog through active sourcing and supply chain management and ended 2022 with lower working capital as a percentage of sales at 26.1% compared to 27.2% in 2021. Cashflow from operations rebounded well in 2022, generating $7.3 million compared to using $7.8 million in 2021. This strong cashflow generation allowed us to paydown $7.2 million in debt and allowed us to increase our cash on hand at the end of 2022 by $4.0 million. At the same time, we continued with our share repurchase program in 2022, repurchasing 70,120 shares or approximately 1% of Company stock. Our balance sheet remains strong with our net leverage ratio decreasing to 2.27x as compared to 2.46x at the end of 2021. In 2022, we completed the divestiture of our remaining non-core business enabling us to focus on our larger businesses with the most opportunity for growth.

We finalized the combination of our Eberhard and Illinois Lock businesses in 2022, allowing us to leverage our scale and operating synergies while we continued to take advantage in near-shoring capabilities at our Reynosa, Mexico facility.

In addition, we realigned our senior management team with an eye towards improving our operating performance and our execution capabilities.

2023 and forward

We will relentlessly focus on operations, employee safety, and logistical efficiencies in 2023. Our focus on generating strong free cash flow will be aided by continued strong sales demand in the automotive and commercial vehicle markets, and moderating freight, raw material, and labor cost increases. We are committed to operational excellence. Our company will play a unique role as the industry embraces the move to electrification, digitization, and automation, all of which we are well positioned to take advantage. We believe that our business capabilities are closely aligned with sustainable mobility through returnable packaging and commercial vehicle accessories that reduce wind resistance and allow for improved miles per gallon, hence reducing our customer’s carbon footprint. In 2022, we embraced the GRI framework with standards set by the Global Sustainability Standards Board (GSSB) which we believe will be good for the industry and good for our shareholders.

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2023 will be a year of focus on improving our operating performance and efficiencies of our production facilities, and improving returns for our shareholders. We thank you for your continued support and look forward to executing on the opportunities facing us.

Mark A. Hernandez

President and Chief Executive Officer

James A. Mitarotonda

Chairman of the Board

Safe Harbor for Forward-Looking Statements

Statements in this document about our future expectations, beliefs, goals, plans, or prospects constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. Any statements that are not statements of historical fact, including statements containing the words “would,” “should,” “could,” “may,” “will,” “expect,” "believe," “estimate,” “anticipate,” "intend," "continue," "plan," “potential,” “opportunities,” “recovering,” “opportunities,” or  similar terms or variations of those terms or the negative of those terms, should also be considered to be forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which are based upon management's current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. The risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements. include, but are not limited to, the impact of the COVID-19 pandemic and resulting economic effects, including supply chain disruptions, cost inflation, rising interest rates, delays in delivery of our products to our customers, impact on demand for our products, reductions in production levels, increased costs, including costs of raw materials, the impact on global economic conditions, the availability, terms and cost of financing, including borrowings under credit arrangements or agreements, and the impact of market conditions on pension plan funded status. Other factors include, but are not limited to: restrictions on operating flexibility imposed by the agreement governing our credit facility; the effect on interest rates of the replacement of the London Interbank Offered Rate (LIBOR) with a Secured Overnight Financing Rate (SOFR); risks associated with doing business overseas, including fluctuations in exchange rates and the inability to repatriate foreign cash, the impact on cost structure and on economic conditions as a result of actual and threatened increases in trade tariffs and the impact of political, economic and social instability; the inability to achieve the savings expected from global sourcing of materials; the impact of higher raw material and component costs, including the impact of supply chain shortages and inflation, particularly steel, plastics, scrap iron, zinc, copper and electronic components; lower-cost competition; our ability to design, introduce and sell new or updated products and related components; market acceptance of our products;  the inability to attain expected benefits from acquisitions or the inability to effectively integrate such acquisitions and achieve expected synergies; domestic and international economic conditions, including the impact, length and degree of economic downturns on the customers and markets we serve and more specifically conditions in the automotive, construction, aerospace, energy, oil and gas, transportation, electronic, and general industrial markets; costs and liabilities associated with environmental compliance; the impact of climate change or terrorist threats and the possible responses by the U.S. and foreign governments; failure to protect our intellectual property; cyberattacks; materially adverse or unanticipated legal judgments, fines, penalties or settlements.  There are important, additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including those set forth in our reports and filings with the Securities and Exchange Commission. We undertake no obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

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